UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

AOL Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00184X105
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586,926
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,586,926
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891,610
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 891,610
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,916,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,916,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,916,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,916,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,916,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,916,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,916,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,916,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,916,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,916,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,916,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,916,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,916,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,916,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON RONALD S. EPSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON STEVEN B. FINK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON DENNIS A. MILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

1	NAME OF REPORTING PERSON JAMES A. WARNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00184X105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	Ronald S. Epstein;

(xi)	Steven B. Fink;

(xii)	Dennis A. Miller; and

(xiii)	James A. Warner.

CUSIP NO. 00184X105

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  Mr. Epstein’s principal business address is 255 Shoreline Blvd, Suite 300, Redwood City, California 94065.  Mr. Fink’s principal business address is 3610 Serra Road, Malibu, California 90265.  Mr. Miller’s principal business address is 2700 Colorado Blvd, Santa Monica, California 90414.  Mr. Warner’s principal business address is 56 Prospect Avenue, Larchmont, New York 10538.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The principal occupation of Mr. Epstein is serving as the Founder and Chief Executive Officer of Epicenter IP Group LLC, a company dedicated to assisting patent owners in obtaining maximum value for their intellectual property.  The principal occupation of Mr. Fink is as a private investor.  The principal occupation of Mr. Miller is serving as a strategic advisor to Lionsgate Entertainment.  The principal occupation of Mr. Warner is serving as the principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Epstein, Fink, Miller, and Warner are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

CUSIP NO. 00184X105

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares directly owned by Mr. Fink are held in an IRA account and were purchased in the open market with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 24, 2012, Starboard Value delivered a letter to the Board of Directors of the Issuer (the “Board”) , a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter to the Board, Starboard Value said it is extremely disappointed that its conversations with the Issuer regarding the issues raised in its December 21, 2011 letter have stalled.  Starboard Value further stated it is troubled that the Issuer remains closed-minded to alternative value creation initiatives, and that the Issuer instead appears solely focused on pursuing the status quo.  Starboard Value reiterated its belief that significant opportunities exist to unlock value based on actions within the control of management and the Board.  In light of the serious issues set forth in its letter, Starboard Value stated it has grown increasingly uncomfortable with the direction of the Issuer and since its discussions to date around Board composition have failed to result in a mutually agreeable resolution, Starboard Value has identified five highly-qualified director candidates and has submitted a nomination letter to the Issuer in connection with the Issuer’s 2012 Annual Meeting.

Starboard Value further stated in the letter it believes that the terms of eight directors currently serving on the Board expire at the 2012 Annual Meeting.  As such, Starboard Value said it would view any attempt by the Issuer to expand the size of the Board following the receipt of its letter, and given Starboard Value’s previous discussions regarding board composition, as a tactic designed to manipulate the composition of the Board with regard to this year's Annual Meeting. To preserve its rights, and in the event that the Issuer expands the Board prior to the 2012 Annual Meeting, Starboard Value therefore has nominated five director candidates, though it does not currently intend to seek to replace a majority of the Board. Starboard Value did state, however, it believes significant change to the composition of the Board is warranted given the qualifications of its nominees and the long-term underperformance of AOL.

As referenced above, on February 24, 2012, Starboard V&O Fund delivered a letter to the Issuer nominating Ronald S. Epstein, Steven B. Fink, Dennis A. Miller, Jeffrey C. Smith and James A. Warner for election to the Board at the 2012 annual meeting of the shareholders of the Issuer (the “2012 Annual Meeting”).  The Reporting Persons intend to continue to engage in discussions with management, the Board and shareholders of the Issuer regarding the nomination and election of its slate of director candidates at the 2012 Annual Meeting and the composition of the Issuer’s Board, generally, and Starboard Value remains prepared to engage in constructive dialog with the Board to reach a mutually agreeable resolution.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 94,779,540 Shares outstanding, as of February 17, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on February 24, 2012, Starboard V&O Fund beneficially owned 2,586,926 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 2,586,926
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,586,926
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 00184X105

B.	Starboard LLC

(a)	As of the close of business on February 24, 2012, Starboard LLC beneficially owned 891,610 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 891,610
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 891,610
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.	Starboard Value LP

(a)
As of the close of business on February 24, 2012, 1,437,464 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,586,926 Shares owned by Starboard V&O Fund and (ii) 891,610 Shares owned by Starboard LLC.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 4,916,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,916,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,586,926 Shares owned by Starboard V&O Fund, (ii) 891,610 Shares owned by Starboard LLC and (iii) 1,437,464 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 4,916,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,916,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 00184X105

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,586,926 Shares owned by Starboard V&O Fund, (ii) 891,610 Shares owned by Starboard LLC and (iii) 1,437,464 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 4,916,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,916,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,586,926 Shares owned by Starboard V&O Fund, (ii) 891,610 Shares owned by Starboard LLC and (iii) 1,437,464 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 4,916,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,916,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,586,926 Shares owned by Starboard V&O Fund, (ii) 891,610 Shares owned by Starboard LLC and (iii) 1,437,464 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,916,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,916,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 00184X105

H.	Mr. Fink

(a)
As of the close of business on February 24, 2012, Mr. Fink directly owned 60 Shares held in an IRA account.  Mr. Fink, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Mr. Fink disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 60
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 60
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fink has not entered into any transactions in the Shares during the past 60 days.

I.	Messrs. Epstein, Miller and Warner

(a)
As of the close of business on February 24, 2012, none of Messrs. Epstein, Miller or Warner directly owned any Shares.  Each of Messrs. Epstein, Miller and Warner as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each of Messrs. Epstein, Miller and Warner disclaims beneficial ownership of such Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Epstein, Miller or Warner has entered into any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 27, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2012 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 00184X105

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Epstein, Fink, Miller and Warner against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Epstein, Fink, Miller and Warner for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Epstein, Fink, Miller and Warner (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Epstein, Fink, Miller and Warner’s election as directors of the Issuer at the 2012 Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Epstein, Fink, Miller and Warner agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Epstein, Fink, Miller and Warner shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Epstein, Fink, Miller and Warner agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Epstein, Fink, Miller and Warner may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board, dated February 24, 2012.

99.2
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Ronald S. Epstein, Steven B. Fink, Dennis A. Miller, and James A. Warner, dated February 27, 2012.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney.

CUSIP NO. 00184X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Ronald S. Epstein, Steven B. Fink, Dennis A. Miller and James A. Warner